Exhibit 99.60

R.K. MacLeod*, B.S., P.Eng., President
H.J. Helwerda*, B.Sc., P.Eng., FEC, Executive V.P.

D.W.C. Ho*, B.A.Sc., P.Eng., V.P., Engineering

G.D. Robinson*, B.Sc., P.Eng., V.P., Engineering

D.J. Carsted*,CD, B.Sc., P.Geol., V.P., Geoscience

C.P. Six, B.Sc., P.Eng., V.P., Engineering

B. Jose, M.Sc., P.Geoph., V.P., Geoscience
Over 60 Years of Excellence	K.P. McDonald, B.Comm., C.A., CFO,
Corporate Secretary

*Directors

Ref.: 4235

September 6, 2012

Bellatrix Exploration Ltd.

2300, 530 Eighth Avenue SW

Calgary AB T2P 3S8

Re:      Consent of Independent Petroleum Engineers

Dear Sirs:

We refer to our report dated February 24, 2012, and effective as of December 31, 2011, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to the oil and natural gas assets of Bellatrix Exploration Ltd. (“Bellatrix”), effective as at December 31, 2011 (the “Report”).

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in Bellatrix’s Registration Statement on Form 40-F.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Meghan Klein

Meghan Klein, P.Eng.
Petroleum Engineer and Partner

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